Filed pursuant to Rule 433

Registration Statement No. 333-266649

June 4, 2024

Puget Sound Energy, Inc.

$400,000,000 5.330% Senior Notes due 2034

$400,000,000 5.685% Senior Notes due 2054

PRICING TERM SHEET

Issuer:	Puget Sound Energy, Inc. (the “Issuer”)

Anticipated Ratings (Moody’s; S&P; Fitch)*:	A2 (stable)/ A- (stable)/ A (stable)

Trade Date:	June 4, 2024

Settlement Date**:	June 11, 2024 (T+5)

Issue:	5.330% Senior Notes due 2034 (the “2034 Notes”)	5.685% Senior Notes due 2054 (the “2054 Notes” and together with the 2034 Notes, the “Notes”)

Security:	So long as the 2034 Notes or the 2054 Notes remain outstanding, the 2034 Notes or the 2054 Notes, as applicable, will continue to be secured either by first mortgage bonds issued under our existing electric utility mortgage or by substitute pledged first mortgage bonds to be issued under a new mortgage.

Principal Amount:	$400,000,000	$400,000,000

Maturity Date:	June 15, 2034	June 15, 2054

Benchmark Treasury:	4.375% due May 15, 2034	4.250% due February 15, 2054

Treasury Price:	100-11+	96-05

Treasury Yield:	4.330%	4.485%

Spread to Benchmark:	T+100 basis points	T+120 basis points

Reoffer Yield:	5.330%	5.685%

Issue Price:	99.999% of the principal amount of the 2034 Notes	99.999% of the principal amount of the 2054 Notes

Coupon:	5.330%	5.685%

Interest Payment Dates:	Semi-annually on June 15 and December 15, commencing on December 15, 2024	Semi-annually on June 15 and December 15, commencing on December 15, 2024

Optional Redemption:

Prior to March 15, 2034 (three months prior to the maturity date of the 2034 Notes) (the “2034 Par Call Date”) the Issuer may redeem the 2034 Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2034 Notes matured on the 2034 Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate +15 bps less (b) interest accrued to the redemption date; and (2) 100% of the principal amount of the 2034 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

At any time on or after the 2034 Par Call Date, the Issuer may redeem the 2034 Notes at its option, in whole or in part, at any time and from time to time, at par, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Prior to December 15, 2053 (six months prior to the maturity date of the 2054 Notes) (the “2054 Par Call Date”) the Issuer may redeem the 2054 Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2054 Notes matured on the 2054 Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate +20 bps less (b) interest accrued to the redemption date; and (2) 100% of the principal amount of the 2054 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

At any time on or after the 2054 Par Call Date, the Issuer may redeem the 2054 Notes at its option, in whole or in part, at any time and from time to time, at par, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Joint Book-Running Managers:	BofA Securities, Inc. Mizuho Securities USA LLC MUFG Securities Americas Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Co-Managers:	CIBC World Markets Corp. KeyBanc Capital Markets Inc.

CUSIP/ISIN:	745332 CM6/ US745332CM68	745332 CN4/ US745332CN42

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**

We expect to deliver the Notes against payment for the Notes on or about June 11, 2024, which will be the fifth business day following the date of the pricing of the Notes. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing or the next three succeeding business days will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the date of pricing or the next three succeeding business days should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus and prospectus supplement if you request it by calling BofA Securities, Inc. toll-free at (800) 294-1322 or by email at dg.prospectus_requests@bofa.com, Mizuho Securities USA LLC toll-free at (866) 271-7403, MUFG Securities Americas Inc. toll-free at (877) 649-6848 or U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607.